Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-265235

PROSPECTUS SUPPLEMENT NO. 1

(to prospectus dated June 6, 2022)

Third Coast Bancshares, Inc.

This Prospectus Supplement No. 1 (this “Prospectus Supplement”) supplements the prospectus dated June 6, 2022 (the “Prospectus”) of Third Coast Bancshares, Inc., a Texas corporation (“we” or the “Company”), that forms a part of the Registration Statement on Form S-4, as amended (File No. 333-265235).

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves certain risks. See “Risk Factors” beginning on page 10 of the Prospectus, as well as the other information contained in the Prospectus or in any supplement thereto, before making a decision to invest.

Neither the SEC nor any state securities commission or regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of the disclosure in the Prospectus or any supplement thereto. Any representation to the contrary is a criminal offense.

We are not asking you for a Proxy and you are requested not to send us a Proxy.

The securities to be exchanged are not savings accounts, deposits or obligations of any bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this Prospectus Supplement is July 7, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 30, 2022

THIRD COAST BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

Texas	001-41028	46-2135597
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

20202 Highway 59 North, Suite 190 Humble, Texas		77338
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (281) 446-7000

Former name or former address, if changed since last report: Not Applicable

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common stock, par value $1.00 per share	TCBX	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On June 30, 2022, Donald Legato notified Third Coast Bancshares, Inc. (the “Company”) and Third Coast Bank, SSB, a Texas state savings bank and wholly owned subsidiary of the Company (the “Bank”) that Mr. Legato was resigning as Senior Executive Vice President and Chief Lending Officer of the Bank and any other capacity held at the Company or the Bank effective as of June 30, 2022 (the “Effective Date”).

In connection with Mr. Legato’s resignation and his execution of a separation agreement containing a general release of claims, (the “Separation Agreement”) Mr. Legato, will be eligible to receive the following, subject to continued compliance with applicable restrictive covenants: (i) $461,725 payable over twelve months in accordance with the Bank’s payroll practice, (ii) monthly reimbursement for continuation coverage under the Consolidated Omnibus Reconciliation Act of 1985 for Mr. Legato and his dependents (with Mr. Legato to pay for any employee-paid portion of such coverage), and (iii) funding of the Company’s portion of the June 30, 2022, contribution for Mr. Legato to the Company’s 401(k) Plan in the amount of $583.

The foregoing summary of the Separation Agreement does not purport to be complete and is qualified in its entirety by reference to the complete agreement, which is attached as Exhibit 10.1 hereto and incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

10.1	Confidential Separation Agreement and General Release, dated June 30, 2022, by and between the Company, the Bank, and Donald Legato.

104	Cover Page Interactive Data File

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THIRD COAST BANCSHARES, INC.

Date: July 7, 2022	By:	/s/ R. John McWhorter
R. John McWhorter
Chief Financial Officer

Exhibit 10.1

CONFIDENTIAL SEPARATION AGREEMENT AND GENERAL RELEASE

This Confidential Separation Agreement and General Release (“Agreement”) is entered into between Donald Legato (“Executive”), Third Coast Bank, SSB, and Third Coast Bancshares, Inc. (collectively the “Bank”) as follows:

1. Separation of Employment and Resignation. Executive is being separated from employment with the Bank upon the mutual agreement of the parties and Executive hereby resigns from all positions that Executive holds as an officer or member of the Board of Directors of the Bank (or any Committee thereof) or the board of any of the Bank’s affiliates as of the Separation Date. Executive’s effective date of separation from the Bank is June 30, 2022 (the “Separation Date”). Whether Executive signs this Agreement or not, the Bank will pay: (i) all wages and compensation due Executive through the Separation Date; (ii) any accrued but unused vacation, provided that Executive is qualified for such payment under the terms of the Bank’s policies; and (iii) reimbursement of properly authorized business expenses upon compliance with the Bank’s expense reimbursement policies.

2. Consideration.

In return for Executive’s release of claims and other promises in this Agreement, and provided Executive: (i) signs this Agreement within the twenty-one (21) day period described below; (ii) does not revoke this Agreement as provided below; and (iii) furnishes to the Bank a written or electronic notice that Executive has not exercised Executive’s right to revoke this Agreement dated not less than eight (8) days after the date on which Executive signs this Agreement:

a.

The Bank will continue to pay Executive his annualized base salary ($350,000.00 per year) for a one (1) year period beginning on the day after the Separation Date and ending on the first anniversary of the Separation Date (the “Salary Continuation Payments”). The Salary Continuation Payments will be paid to Executive in accordance with the Bank’s standard payroll procedures commencing on the Bank’s first regularly scheduled payroll date following the Effective Date (as defined in Section 20 below); provided, however, that the first Salary Continuation Payment will include any unpaid Salary Continuation Payments accrued after the Separation Date;

b.

The Bank will include in the Salary Continuation Payments and pay to Executive the average of Executive’s annual bonuses earned for the three (3) full years preceding the Separation Date ($111,725.00 total) in equal installments consistent with Section 2a above;

c.

If Executive timely and properly elects continuation coverage under the Consolidated Omnibus Reconciliation Act of 1985 (“COBRA”), the Bank shall reimburse Executive for the monthly COBRA premium paid by Executive for Executive and Executive’s dependents (with the Executive required to pay for any employee-paid portion of such coverage) (such amounts to be referred to herein as the “COBRA Benefits”). The Bank shall make any such reimbursement within thirty (30) days following receipt of evidence from Executive of Executive’s payment of the COBRA Benefits. Executive shall be eligible to receive such reimbursement until the earliest of: (i) twelve (12) months following the Separation Date; (ii) the date Executive is no longer eligible to receive COBRA Benefits; and (iii) the date on which Executive either receives or becomes eligible to receive substantially similar coverage from another employer. Executive shall bear full responsibility for applying for COBRA Benefits and the Bank shall have no obligation to provide Executive such coverage if the Executive fails to elect COBRA Benefits in a timely fashion; and

d.	The Bank will fully fund the Bank’s portion of the June 30, 2022, contribution for Executive to the Bank’s 401(k) Plan.

3.    Equity Grants.

All outstanding grants of incentive stock options and restricted stock awards previously granted to Executive as of the Separation Date shall continue to be governed, as applicable, by the terms and conditions of the Third Coast Bancshares, Inc. 2019 Omnibus Incentive Plan, the Third Coast Bancshares, Inc. 2013 Stock Option Plan, or the Third Coast Bank, SSB 2010 Stock Option Plan, any agreements thereunder, or amendments thereto, including any provisions relating to forfeiture of such stock options and/or restricted shares. For the avoidance of doubt all unvested stock options and restricted shares granted to Executive shall be forfeited and of no further force or effect on the Separation Date. The Bank further acknowledges and agrees that Executive shall retain his full right, title and interest in and to all incentive stock options and restricted stock awards that vested prior to the Separation Date (the “Vested Equity Awards”) after the Separation Date and such Vested Equity Awards shall continue to be governed by the terms and conditions of the underlying award agreements; provided, that the Bank shall take no action to cause a forfeiture of the Vested Equity Awards and will reasonably cooperate in removing any restrictions to allow for the disposition of such shares by Executive, as permitted under applicable laws.

4. Indemnification and Insurance.

For a period of no less than four (4) years from the Effective Date, the Bank agrees to not allow any amendment to the indemnification provisions in its Certificate of Formation and/or Bylaws that would have an adverse effect on Executive’s rights to indemnification thereunder, unless such amendment is required to comply with applicable law. For a period of no less than four (4) years from the Separation Date, the Bank agrees not to take any action to exclude Executive from coverage under any insurance policy that the Bank maintains in connection with claims that may be made against its directors and officers.

5. Release.

a.

In consideration of the payments and other consideration provided for in this Agreement, Executive, for Executive, Executive’s heirs, executors, administrators, successors and assigns, does hereby RELEASE, ACQUIT AND FOREVER DISCHARGE the Bank, and its parent, subsidiary, related and affiliated corporations or other entities, and each of their respective present or former officers, directors, shareholders, employees, agents, representatives, successors and assigns (all of whom are hereinafter collectively referred to as “Releasees”) from any and all claims, demands, causes of action and liabilities of any kind or character, accrued or to accrue hereafter, which Executive ever had, now has or may hereafter have against Releasees, through the Effective Date of this Agreement, caused by or, arising out of any act, omission, statement, representation, transaction or occurrence performed, omitted, created or entered into by or on behalf of Releasees, including, without limitation, those related to Executive’s employment by the Bank or the termination thereof. Without limiting the generality of the foregoing, it is understood and agreed that this Agreement constitutes a release of any claim or cause of action: (i) for breach of any employment agreement, salary continuation agreement, bonus or incentive compensation plan, stock options or grants, or other agreement or plan existing between Executive and the Bank, all of which are hereby acknowledged to have terminated, except as otherwise stated herein; or (ii) otherwise related, in any way, to Executive’s employment by the Bank, including the termination thereof, and includes, without limitation, claims arising under the U.S. or Texas Constitutions; Title VII of the Civil Rights Act of 1964 (and all of its amendments); the Americans with Disabilities Act of 1990, as amended; the Age Discrimination in Employment Act; the Older Workers Benefit Protection Act; the Worker Adjustment and Retraining Notification Act of 1988 (the “WARN Act”); the Family and Medical Leave Act (the “FMLA”); the Families First Coronavirus Response Act (the “FFCRA”); and the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”); the Anti-Retaliation provision of the Texas Workers Compensation Act; the Fair Labor Standards Act; the Texas Pay Day Law; the Texas Labor Code, including the Texas Commission on Human Rights Act; the National Labor Relations Act; the Fair Credit Reporting Act, as amended; the Rehabilitation Act; the COBRA; the Sarbanes-Oxley Act of 2002; the Employee Polygraph Protection Act; the Financial Institutions Reform, Recovery and Enforcement Act; the Uniform Services Employment and Reemployment Rights Act of 1994; and any other state or federal statute or regulation governing the employment relationship or Executive’s rights, or the Bank’s obligations, in connection therewith. This release also constitutes a release of any claim or cause of action for invasion of privacy, intentional or negligent infliction of emotional distress, wrongful termination, promissory estoppel, false imprisonment, defamation, negligence, gross negligence, breach of contract, libel or slander, tortious interference with contract or business relationship, misrepresentation, deceptive trade practices, fraud, and any employment-related claims, or for any personal injuries, however characterized, or by virtue of any fact(s), act(s) or event(s) occurring prior to the date of this Agreement; provided that the Bank is not released from any obligations or liabilities to Executive (i) pursuant to the certificate of formation or association or bylaws of the Bank regarding the indemnification of officers or directors; (ii) in connection with any deposits (as defined in 12 USC § 1813(1)) of Executive; (iii) in connection with medical claims not yet filed; or (iv) pursuant to this Agreement.

b.

Executive understands that by signing and not revoking this Agreement, Executive is waiving any and all rights or claims which Executive may have under the Age Discrimination in Employment Act and/or the Older Workers’ Benefit Protection Act for age discrimination arising from employment with the Bank, including, without limitation, the right to sue the Bank in federal or state court for age discrimination. Executive further acknowledges that Executive: (i) does not waive any claims or rights that may arise after the date the Agreement is executed; (ii) waives claims or rights only in exchange for consideration in addition to anything of value to which Executive is already entitled; (iii) has been advised by the Bank to consult with an attorney before signing this release; and (iv) agrees that this Agreement is written in a manner calculated to be understood by Executive, and Executive, in fact, understands the terms, contents, conditions and effects of this Agreement and has entered into this Agreement knowingly and voluntarily.

c.

Other than the compensation and payments provided for in this Agreement or as required by law, Executive shall not be entitled to any additional compensation, payments, vacation pay, bonuses, benefits, payments or equity grants under the Employment Agreement (as hereinafter defined) or any benefit plan, long term incentive plan, option plan, severance plan or bonus or incentive program established by the Bank or any of the Bank’s affiliates or that otherwise relate to Executive’s employment with the Bank or positions with the Bank, and that Executive’s participation in such plans, policies or programs shall cease as of the Separation Date. Executive agrees that the release in this Paragraph 3(a) covers any claims Executive might have regarding Executive’s compensation, bonuses, incentive compensation, stock options or grants and any other benefits Executive may or may not have received during Executive’s employment with the Bank.

d.	Executive acknowledges that the Salary Continuation Payments includes consideration which Executive would not be entitled to receive but for Executive’s execution and non-revocation of this Agreement.

6. Legal Proceedings. Executive represents that Executive has not filed any claim, notice or any other document describing or naming the Bank or any of the other Releasees with any court or governmental agency. Executive further agrees not to commence any legal proceeding or lawsuit against the Bank or any of the other Releasees in violation of this Agreement and forever releases and waives any claim against or liability of the Bank arising out of or because of the employment and/or termination of Executive’s employment with the Bank, whether such claim or liability is currently known or unknown. Nothing herein, however, shall be construed to restrict or prevent Executive from filing a charge, complaint, or claim with the Equal Employment Opportunity Commission, the National Labor Relations Board, or any other state or federal administrative agency or from participating in an investigation conducted by such administrative agency. Executive further understands and recognizes, however, that if a charge is filed by Executive or on Executive’s behalf with an administrative agency, Executive will not be entitled to any monetary recovery relating to any event which occurred prior to Executive’s execution of this Agreement.

7. Return of the Bank’s Property. Executive represents and agrees that Executive:

a.

Will not use or disclose any of the Bank’s trade secrets or confidential information in any way or in any format including written information, information stored by electronic means, information retained in Executive’s memory, and any and all copies of these materials. In any event, Executive shall hold, in confidence, all non-public information Executive has regarding the Bank’s marketing, business development, budgets or financial projections, or pending contracts, proposals or solicitations;

b.

Acknowledges that all: (i) correspondence, proposals, notes, reports, memoranda, records and files; (ii) plans, specifications, drawings, blueprints, and designs; (iii), training, service or other manuals; (iv) customer or personnel lists or files, including mailing or contact lists; (v) computer software, programs, disks or files; (vi) tools, materials or equipment; (vii) photographs, photostats, negatives, undeveloped film; (viii) tape or electronic recordings; and (ix) any other documents or programs, whether compiled by Executive or other employees of the Bank, or its contractors, vendors or consultants, and those which were made available to Executive while employed at the Bank, which contain any confidential information or trade secrets or concern or describe any part of the Bank’s business, Executive’s employment or the Bank’s or Executive’s dealings, transactions or communications with any actual or prospective customers (all of which is hereinafter collectively referred to as “Bank Information”), are and shall remain the sole and exclusive property of the Bank. Executive agrees that this includes any Bank Information contained on or within any personal computer, blackberry, cell phone, iPad, or any other telephonic or electronic communication or data storage device, including those owned by Executive which were used during Executive’s employment with the Bank (all of which are hereinafter collectively called Electronic Devices). As a condition to receipt of the Salary Continuation Payments described herein, Executive agrees to deliver to the Bank any files, records, notes or other documents, and any Electronic Devices which were used during Executive’s employment with the Bank or which contain any Bank Information. The Bank shall have the right to access and inspect any Electronic Device through an independent forensic expert up to 60 days following the execution of this Agreement and to remove any Bank Information therefrom and to retain any file, record, note or other document containing Bank Information;

c.	Has not kept in Executive’s possession and will not disclose nor deliver to anyone else any Bank Information whether in electronic, paper or any other format; and

d.

Has returned to the Bank all of the Bank’s property and all Bank Information which had been in Executive’s possession, including, but not limited to all access cards, notes, data, forms, reference and training materials, applications, memoranda, computer programs, print-outs, disks and the information contained in any computer, and any other records which contain, reflect or describe any confidential or proprietary information or trade secrets belonging exclusively to the Bank. Executive shall promptly deliver such materials and all copies thereof to the Bank on the Effective Date of this Agreement.

8. Confidentiality and Confidential Information.

a.

Executive acknowledges that by reason of Executive’s position with the Bank, Executive has been given access to trade secrets and confidential information regarding the Bank’s business affairs. Executive reaffirms the existence and enforceability of all confidentiality, nondisclosure or other agreements relating to the Bank’s confidential information or trade secrets, and any non-competition, non-solicitation or other agreement containing post-employment obligations including, without limitation, the covenants contained in Section 7 of the Employment Agreement between the parties dated June 23, 2020, (the “Employment Agreement”) and acknowledges that such covenants and promises remain in full force and effect, and nothing contained in this Agreement constitutes a release, modification or waiver of any of Executive’s obligations under any such agreements. Executive represents that Executive has complied with all of such agreements, and agrees to continue to comply with such agreements after the Effective Date hereof.

b.

Executive shall not disclose the terms, conditions, or considerations of this Agreement, except to the extent that disclosure is required by applicable law or court order, and except that Executive may disclose this Agreement to Executive’s attorneys, financial advisors, and tax consultants to the extent reasonably required for preparation of appropriate tax returns.

9. Tax Liability. The Bank will deduct from that portion of the Salary Continuation Payments described in Section 2 herein all applicable withholdings and deductions as required by federal or state law. Executive authorizes the Bank to utilize the IRS Form W-4 on file with the Bank for the purpose of such deductions and withholdings. Executive agrees to pay any taxes found to be owed by Executive, if any, from payments made pursuant to this Agreement and to hold the Bank harmless from any claims, assessments, demands, penalties, and interest Executive may owe, or that are found to be owed by Executive, as a result of any payments made pursuant to this Agreement.

10. Non-disparagement. Executive agrees and covenants that Executive will not at any time make, publish or communicate to any person or entity or in any public forum any defamatory or disparaging remarks, comments or statements concerning the Bank or its businesses, or any of its employees, officers, directors, and existing and prospective customers, suppliers, investors and other associated third parties.

This Section 10 does not, in any way, restrict or impede Executive from exercising protected rights to the extent that such rights cannot be waived by agreement or from complying with any applicable law or regulation or a valid order of a court of competent jurisdiction or an authorized government agency, provided that such compliance does not exceed that required by the law, regulation or order. Executive shall (if lawful) promptly provide written notice of any such order to the Bank.

11. Effect of Violation. If Executive violates any term(s) of this Agreement, the Bank shall have no further obligation to pay Executive any Salary Continuation Payments still outstanding and shall have the right to seek and obtain injunctive relief and damages in any court of competent jurisdiction, including the right to a return of all Salary Continuation Payments previously made pursuant to this Agreement, except for the amount of Ten Thousand Dollars ($10,000.00), which Executive agrees shall be sufficient consideration for the release of claims in Section 5 herein.

12. Acknowledgments. Executive represents and acknowledges that in executing this Agreement, Executive does not rely and has not relied upon any representation or statement made by the Bank, or its agents, representatives, or attorneys with regarding to the subject matter, basis or effect of this Agreement or otherwise. Executive further represents and acknowledges that Executive has been fully compensated for all labor and services performed for the Bank and has been reimbursed for all business expenses incurred on behalf of the Bank through the Separation Date, and that the Bank does not owe Executive any expense reimbursements, or wages, including vacation pay or paid time-off benefits.

13. Governing Law. This Agreement is made and entered into in the State of Texas and shall in all respects be interpreted, enforced, and governed under the laws of the State of Texas, without giving any effect to any conflict of law provisions thereof, except to the extent Texas state law is preempted by federal law.

14. Savings Clause. Should any provision of this Agreement be declared to be determined by any court to be illegal or invalid, the validity of the remaining parts, terms, or provisions shall not be affected thereby and said illegal or invalid part, term, or provision shall be deemed not to be a part of this Agreement.

15. Entirety of Agreement. This Agreement sets forth the entire Agreement between the parties hereto, and fully supersedes any and all prior agreements or understandings between the parties hereto pertaining to the subject matter hereof, except that this Agreement does not in any way supersede or alter any policies or agreements containing covenants not to compete, non-disclosure, non-solicitation agreements, or confidentiality agreements that may exist between Executive and the Bank including, without limitation, Sections 7, 8, 9, 10, 11 and 12 of the Employment Agreement which expressly survive the termination of such Employment Agreement in accordance with and pursuant to Section 24 of the Employment Agreement.

16. Binding Effect. This Agreement shall be binding upon, and inure to the benefit of, the parties hereto, their successors, legal representatives, heirs, and permitted assigns; provided, however, that Executive may not assign nor transfer to any person or entity any of Executive’s rights or benefits hereunder, and any such purported assignment shall be void. Executive warrants and represents to the Bank that Executive has not conveyed nor assigned, nor attempted to convey nor assign, any interest in or to any of the claims being released herein to any other person or entity, other than such assignment as may have been made to the attorneys for Executive who join in this Agreement and release of claims solely for the purpose of evidencing their consent hereto.

17. No Admission. This Agreement is entered into to compromise and settle disputed claims and legal issues, and neither the offer or execution of this Agreement, nor the payment or furnishing of the Salary Continuation Payments shall constitute or be deemed to be an admission of liability on the part of any of the Releasees all of which is expressly denied.

18. Time Period for Enforceability/Revocation of Agreement. The Bank’s obligation to pay the Salary Continuation Payments and provide any other benefits described in this Agreement is contingent upon Executive executing and returning this Agreement to the Bank, and not revoking it. Executive may take up to twenty-one (21) days to consider this Agreement prior to executing it. Executive may sign this Agreement at any time during this twenty-one (21) day period. Any changes made to this Agreement after presentation to Executive will not restart the running of the twenty-one (21) day period. After executing this Agreement, Executive shall have seven (7) days to revoke Executive’s consent to this Agreement by given written or electronic notification of the decision to revoke to the Bank, as described below. This Agreement will not become effective or enforceable, and the payments and benefits described herein shall not become due, until such revocation period has expired and Executive has delivered to the Bank a written or electronic notice to the person and address identified in Section 19 below that Executive has not exercised Executive’s right to revoke this Agreement which notice is dated not less than eight (8) days after the date on which this Agreement is executed. The Bank reserves the right to revoke this offer to enter into this Agreement at any time before the Bank receives a signed copy of the Agreement from Executive. Any such revocation would be made by sending written notice to Executive or Executive’s attorney of record.

19. Notice of Revocation. Any notice to be given pursuant to this Agreement shall be sent by email transmission to Kim Zabin at kzabin@thirdcoastbankssb.com. Executive understands and acknowledges that Executive will not receive any monies or benefits pursuant to this Agreement except upon the execution and non-revocation of this Agreement, and the fulfillment of the promises contained herein.

20. Effective Date. The Effective Date of this Agreement shall be the date on which it has been signed by both Executive and the Bank, provided that Executive does not revoke this Agreement in accordance with the provisions hereof.

EXECUTIVE’S SIGNATURE BELOW MEANS THAT EXECUTIVE HAS READ THIS AGREEMENT AND AGREES AND CONSENTS TO ALL THE TERMS AND CONDITIONS CONTAINED HEREIN.

The parties knowingly and voluntarily sign this Agreement as of the date(s) set forth below:

	Executive		Third Coast Bank, SSB

By:	/s/ Donald Legato	By:	/s/ Kim Zabin
	Donald Legato		Kim Zabin Human Resources Director

Date:	6/30/2022	Date:	6/30/2022

Third Coast Bancshares, Inc.

		By:	/s/ Bart Caraway

		Its:	CEO & President

		Date:	6/30/2022